UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27,  2015

SOUTHWEST BANCORP, INC.

(Exact name of registrant as specified in its charter)

Oklahoma	001-34110	73-1136584
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

608 South Main Street, Stillwater, Oklahoma	74074
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (405) 742-1800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  X  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01Entry into a Material Definitive Agreement.

On May 27, 2015, Southwest Bancorp, Inc. (the “Company”), an Oklahoma corporation and financial holding company for the Company’s wholly-owned subsidiary, Bank SNB, a state-chartered member bank (“Bank SNB”), entered into an Agreement and Plan of Reorganization (the “Agreement”) with First Commercial Bancshares, Inc. (“Bancshares”), an Oklahoma corporation, and First Commercial Bank (“First Commercial Bank”), an Oklahoma banking corporation and a wholly‑owned subsidiary of Bancshares, pursuant to which Bancshares will merge with and into the Company (the “Merger”).

Under the terms of the Agreement, at the effective time of the Merger all outstanding shares of Bancshares common stock will be converted into the right to receive an aggregate merger consideration of $41,659,860, 51% of which will be payable in shares of Company common stock, representing an aggregate 1,214,087 shares of Company common stock, plus cash in lieu of any fractional share, and 49% of which will be payable in cash in an aggregate amount equal to $20,413,331, subject to certain conditions and potential adjustments as described in the Agreement.  The closing of the Merger is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the shareholders of Bancshares.  The closing of the Merger is expected to occur during the fourth quarter of 2015, although delays could occur.

The Agreement also provides that, following the Merger and subject to regulatory approvals, the Company will cause First Commercial Bank to be merged with and into Bank SNB.

The foregoing description of the Agreement is a summary and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

Item 7.01Regulation FD Disclosure.

The Company announced that it will host an investor conference call and webcast to discuss its proposed acquisition of Bancshares on May 28, 2015, at 9:30 a.m. Central Time.  The webcast will include a slide presentation. The Company has posted investor presentation materials related to its proposed acquisition of Bancshares on its website at www.oksb.com under the section entitled “Presentations.”  A copy of the presentation materials is attached hereto as Exhibit 99.1. The foregoing description is qualified in its entirety by reference to Exhibit 99.1.  The Company is not undertaking to update the presentation materials.

The information furnished in this Item 7.01 and in Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934, as amended, or otherwise subject to liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference.

Item 8.01Other Events.

On May 27, 2015, the Company issued a press release announcing the Agreement and the transactions contemplated by the Agreement and the employees of Bank SNB and First Commercial Bank were provided with a Q&A Relating to the Announcement of the Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and a copy of the Employee Q&A is attached hereto as Exhibit 99.3.

Item 9.01Financial Statements and Exhibits.

(d) Exhibits:

Exhibit 10.1:Agreement and Plan of Reorganization dated May 27, 2015 by and among  Southwest Bancorp, Inc., First Commercial Bancshares, Inc., and First Commercial Bank.

Exhibit 99.1:Presentation Materials.

Exhibit 99.2:Press Release dated May 27, 2015.

Exhibit 99.3:Employee Q&A Relating to the Announcement of the Agreement

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 27, 2015

SOUTHWEST BANCORP, INC. By: /s/ Mark W. Funke Name: Mark W. Funke Title: President & Chief Executive Officer

Exhibit Index

Exhibit No.	Description

10.1 99.1 99.2 99.3

Agreement and Plan of Reorganization dated May 27, 2015 by and among Southwest Bancorp, Inc., First Commercial Bancshares, Inc., and First Commercial Bank.

Presentation Materials.

Press Release dated May 27, 2015.

Employee Q&A Relating to the Announcement of the Agreement.